UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Memorandum of Understanding

Asia Entertainment & Resources Ltd. (the “Company”) previously announced that its has entered into a non-binding memorandum of understanding (“MOU”), whereby it will acquire Bao Li Gaming Promotion Limited (“BLGP”), a Macau-based VIP room gaming promoter that currently operates one room with five tables at City of Dreams Macau, a Melco Crown property. Subject to due diligence and customary closing conditions, Asia Entertainment expects to close the transaction by September 30, 2012.

The total upfront consideration for BLGP is expected to be approximately US$15 million for 100% of BLGP’s operations. Additionally, if BLGP’s Rolling Chip Turnover is at least US$2.5 billion in each of the three years ending December 31, 2013, 2014 and 2015, its shareholders would receive three additional purchase consideration installments of US$13 million and 625,000 ordinary shares of AERL. BLGP’s stockholders can receive additional incentives for exceeding these targets. Until December 31, 2015, BLGP’s promoter, Kan Kuong Lou, would provide a personal guarantee for any bad loans associated with BLGP’s operations prior to the closing of the acquisition.

On August 6, 2012, the Company issued a press release announcing its entry into the MOU. A copy of this press release is attached hereto as Exhibit 99.1.

Six Month Dividend

The Company previously announced that its Board of Directors had authorized a regular of $0.12 per outstanding ordinary share each year after the release of the Company's financial results for the six months ending June 30 (the "Six Month Dividend").

On August 13, 2012, the Company issued a press release announcing that the the record date for the 2012 Six Month Dividend will be August 21, 2012, and that the payment date will be August 31, 2012. A copy of this press release is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 6, 2012

99.2	Press Release dated August 13, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 13, 2012	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 6, 2012

99.1	Press Release dated August 13, 2012